Contact

www.linkedin.com/in/daviddundas (LinkedIn)
derivative.io (Company)
helloconvo.com (Company)

Top Skills

CEOs
Strategy
Online Marketing

David Dundas

Storyteller | Brand Builder| Engineer | Entrepreneur | Disney Techstars & Shark Tank Alum
Austin, Texas, United States

Summary

I'm an engineer and entrepreneur. My work centers on technology and behavior change.

I care most about telling great stories, helping passionate people make their ideas real, and sharing the stuff I learn along the way.

I’m the CEO of HelloConvo an Influencer agency that helps leading e-commerce brands reach their customers, and helps creators earn a living doing what they love.

I’m also the COO of YGN a fast-growing 8-figure DTC brand.

If you want to talk story telling, brand growth or social impact drop me a message!

Experience

HelloConvo
Founder
January 2018 - Present (6 years 10 months)

Influencer Marketing for leading e-commerce brands

You Go Natural
COO
January 2021 - Present (3 years 10 months)

Decisive
CEO
December 2013 - December 2016 (3 years 1 month)

Decisive is a self-serve mobile advertising platform that makes it easy to execute, analyze and optimize mobile advertising campaigns.

Decisive technology centers around distributed systems that handle large streams of real-time data, make economic decisions about that data, and synchronize the results very quickly across the system.

Textingly
Founder
July 2009 - 2013 (4 years)

Textingly enables businesses to easily and inexpensively interact with their customers using text messages.

Textingly provides text message addresses, an easy-to-use web management console and robust apis for businesses to create immediate, two-way dialog with their customers.

Thumbplay
Director Business Development
November 2004 - December 2007 (3 years 2 months)

Acotel USA
Project Manager
2003 - 2004 (1 year)

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Education

Boston College
BS, Information Systems, Marketing · (1999 - 2003)